SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                          OFFICIAL PAYMENTS CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   676235 10 4
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                                 (CUSIP Number)

                              DENNIS J. BLOCK, ESQ.
                         CADWALADER, WICKERSHAM & TAFT
                                100 MAIDEN LANE
                            NEW YORK, NEW YORK 10038
                                 (212) 504-5555
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                November 22, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(d)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits. Should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 00755C1100                                    Page 2 of 5 Pages
-------------------                                     -----------------


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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         BERANSON HOLDINGS, INC.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|_| (b)|_|

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
         WC

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)|_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
          CALIFORNIA
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                        7       SOLE VOTING POWER
                                 3,000,000
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    3,000,000

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 0

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,000,000

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.6%

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14        TYPE OF REPORTING PERSON (See Instructions)
           CO, HC

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

   This Statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Official Payments Corporation, a Delaware corporation (the "Corporation"). The Corporation's principal executive office is located at 2333 San Ramon Valley Boulevard, Suite 450, San Ramon, California 94583.

ITEM 2.  IDENTITY AND BACKGROUND.

   (a) The person filing this statement is Beranson Holdings, Inc., a California corporation (the "Reporting Person").

   (b) The address of the Reporting Person's principal business and principal office is 2333 San Ramon Valley Boulevard, Suite 450, San Ramon, California 94583.

   (c) The principal business of the Reporting Person is to operate telephone services and to hold shares of Common Stock of the Corporation.

   (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

   (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   The Reporting Person initial investment in U.S. Audiotex, LLC, a California limited liability company ("Audiotex"), the predecessor to the Corporation, was valued at $4,000,000, which represented 80% of the ownership interests in Audiotex. The Reporting Person's contribution was mainly in the form of equipment. The Reporting Person's limited liability company interests were converted into shares of Common Stock of the Corporation. No funds were borrowed by the Reporting Person in connection with its acquisition of Common Stock. Please see Item 5(c) for a discussion of the issuance of shares of Common Stock of the Corporation.

ITEM 4.     PURPOSE OF TRANSACTION.

   The Reporting Person has acquired its beneficial ownership in the shares of Common Stock for investment purposes.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

   (a) According to the Corporation's Registration Statement on Form S-1, as amended, (File No. 333-87325), as of November 29, 1999, the Corporation has 20,512,280 shares of Common Stock outstanding. The Reporting Person is the beneficial owner of 3,000,000 shares of Common Stock, or 14.6% of the outstanding Common Stock.

   (b) The Reporting Person has the sole power to vote, or to direct the vote of, 3,000,000 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 3,000,000 shares of Common Stock.

   (c) The Reporting Person was formerly an owner of limited liability company interests in Audiotex. On September 30, 1999, Audiotex was merged into the Corporation, and the Reporting Person's limited liability company interests were converted into shares of Common Stock.


                               Page 3 of 5 Pages

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   The Reporting Person and the Corporation entered into a Registration Rights Agreement which gives the Reporting Person the right to demand, on four occasions, that the Corporation register any shares of Common Stock that the Reporting Person owns. In addition, under the agreement, if the Corporation proposes to register any of its securities, the Reporting Person is entitled to include its shares in the registration.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

   None.



                               Page 4 of 5 Pages

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  December 15, 1999

                                       BERANSON HOLDINGS, INC.


                                       By:  /s/ Kenneth Stern
                                          ----------------------------
                                          Name:  Kenneth Stern
                                          Title:  President


                               Page 5 of 5 Pages